

August 9, 2013

<u>Via Email</u>
Michael Monahan
Executive Vice President and CFO
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926

      Re: Pitney Bowes Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 25, 2013
              File No. 001-03579

Dear Mr. Monahan:

        We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 42</u>

1.   We note your disclosure on page 42 that revenue is allocated to each of the elements in your multiple element arrangements based on their relative fair value. Please tell us how your allocation method is consistent with the relative selling price method discussed in ASU No. 2009-13 considering the term "fair value" is no longer referred to within this

guidance. As part of your response, please also tell us your consideration for disclosing the significant factors, inputs, assumptions and methods used in determining the deliverables in your multiple element arrangements including how you allocate the elements within your multiple element arrangements that include software and non-software related elements. Please refer to ASC 605-25-50-2(e).

Note 8. Income Taxes, page 53

2.   We note your disclosure that as of December 31, 2012 you "have not provided for income taxes on $750 million of cumulative undistributed earnings of subsidiaries outside the U.S. as these earnings will be either indefinitely reinvested or remitted substantially free of additional tax." We further note that you made "tax accruals of $43 million for the repatriation of additional non-U.S. earnings that arose as a result of one-time events including the sale of leveraged lease assets and Canadian tax law changes." Please explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely.

3.   We note that you aggregate net operating loss ("NOL") carryforwards and tax credit carryforwards in the schedule of deferred tax assets. We further note your disclosure indicating that most of your NOLs can be carried forward indefinitely however you have not disclosed when the remainder of the NOLs will expire. Please tell us what consideration was given to disclosing:
   * NOL carryforwards and tax credit carryforwards on a disaggregated basis;
   * The amounts of domestic and foreign NOLs; and
   * Expiration dates, or ranges of dates, of NOLs and tax credits that cannot be carried forward indefinitely.
   Refer to ASC 740-10-50-3 and 6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief